SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 1)*

Coast Distribution System, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

190345 10 8

(CUSIP Number)

JB Capital Partners, L.P.
5 Evan Place
Armonk, New York 10504

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
   JB Capital Partners, L.P.
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 371,100
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 371,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    371,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    8.4%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons.
   Alan W. Weber
   I.R.S. Identification Nos. of above persons (entities only).

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

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3. SEC Use Only

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4. Source of Funds
   PF

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

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6. Citizenship or Place of Organization
   United States

Number of	7. Sole Voting Power: 4,000
Shares	
Beneficially	8. Shared Voting Power: 371,100
Owned by	
Each	9. Sole Dispositive Power: 4,000
Reporting	
Person With	10. Shared Dispositive Power: 371,100

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    375,100

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

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13. Percent of Class Represented by Amount in Row (11)
    8.5%

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14. Type of Reporting Person (See Instructions)
    IN

This Statement on Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Filing Parties with the Securities and Exchange Commission (the "Commission"). This Statement amends the initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement," and as so amended, the "Schedule 13D") relating to shares of the Common Stock, $0.001 par value per share (the "Common Stock"), of The Coast Distribution System, Inc. (the "Issuer") filed on May 30, 2006 with the Commission as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

All the shares of Common Stock beneficially held by JB Capital were paid for using its working funds.

All the share of Common Stock beneficially held by Mr. Weber was paid for using his personal funds.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b) As of October 1, 2007, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Parties	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
JB Capital (1)	371,100	0	371,100	8.4%
Alan W. Weber (1)	375,100	4,000	371,100	8.5%

* Based on 4,430,802 shares of Common Stock, $0.001 Par Value per share, outstanding as of August 1, 2007, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2007.

(1) Each of the Filing Parties disclaims beneficial ownership of the securities held by any other Filing Party except to the extent of such Reporting Party's pecuniary interest therein, if any.

(c) The table below lists all the transactions in the Issuer's shares of Common Stock during the past sixty days by the Filing Parties. All such transactions were made in the open market

Transactions in Shares Within the Past Sixty Days

Date of Purchase or Sale	Number of Shares of the Common Stock	Buy or Sell	Price Per Share
08/08/2007	9,200	BUY	$6.50
08/14/2007	3,100	BUY	$6.00

08/16/2007	400	BUY	$5.85
08/17/2007	2,600	BUY	$5.9904
08/20/2007	3,900	BUY	$5.5923
08/21/2007	700	BUY	$5.6754
08/22/2007	3,500	BUY	$5.6729
08/28/2007	3,750	BUY	$5.83
08/29/2007	2,050	BUY	$5.73
09/11/2007	1,500	BUY	$6.00
09/12/2007	400	BUY	$6.00
09/14/2007	300	BUY	$5.90
09/17/2007	900	BUY	$5.88
09/18/2007	5,800	BUY	$5.7357
09/20/2007	1,100	BUY	$5.7439
09/20/2007	3,000	BUY	$5.7439
09/21/2007	500	BUY	$5.75
09/24/2007	300	BUY	$5.75
09/26/2007	200	BUY	$5.75

(d)   No Person other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Parties.

(e)   Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 1, 2007

JB Capital Partners, L.P.

/s/ Alan W. Weber
<u> </u>
    Alan W. Weber

By: /s/ Alan W. Weber
      Name: Alan W. Weber
      Title: General Partner